PFM FUNDS

CERTIFICATE OF DESIGNATION ESTABLISHING
FLORIDA EDUCATION CLASS OF PRIME SERIES

The Board of Trustees (the "Board") of PFM Funds (the "Trust"), acting pursuant to Section 6 of Article III of the Trust's Declaration of Trust, dated as of September 29, 2008 (the "Declaration of Trust"), hereby establishes a new class of shares of Prime Series of the Trust ("Prime Series"), effective as of June 28, 2010.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Declaration of Trust.

1.    Creation of Class.  This Certificate of Designation establishes a new and separate class of Prime Series pursuant to Section 6 of the Declaration of Trust.

2.    Name of Class.  The class created hereby shall be the "Florida Education Class."

3.    Relative Rights and Preferences of Shares.  Shares of the Florida Education Class shall have the relative rights and preferences set forth in Section 6 of Article III of the Declaration of Trust and shall bear such expenses as shall be set forth in an amendment to the Multi-Class Plan adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Multi-Class Plan"), approved prior to the offering or issuance of shares of the Florida Education Class, and in the Multi-Class Plan as it may be amended from time to time.

IN WITNESS WHEREOF, the members of the Board have executed this Certificate of Designation as of the date set forth above.

Michael P. Flanagan

Dennis W. Kerns

Jeffrey A. Laine

Brian M. Marcel

Martin Margolis

Robert R. Sedivy

Joseph W. White